

Mail Stop 3720

March 27, 2009

Mr. Richard K. Reece
Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree St., N.E., Suite 2400
Atlanta, GA 30309

      RE: **Acuity Brands, Inc.**
              Form 10-K for Fiscal Year Ended August 31, 2008
              Filed October 27, 2008

              Form 10-Q for Fiscal Quarter Ended November 30, 2008
              File No. 1-16583

Dear Mr. Reece:

      We have reviewed your filings and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 31, 2008

Note 7. Share-Based Payments, page 61

Treatment of Stock Options, Restricted Stock Awards, and Restricted Stock Units pursuant to the Spin-off of Zep, page 66

1. Describe for us in more detail how you accounted for the modification of the Acuity Brands stock options that were held by current and former Acuity Brands employees and former Zep employees, including how you determined whether you were required to record any additional compensation expense under SFAS 123(R) as a result of this adjustment. In addition, tell us the nature of the line item "spin conversion" in your table of stock option transactions for fiscal year ended August 31, 2008.

Note 10. Acquisitions, page 69

2. You state that the acquisition of Guardian Networks LLC will become an integral part of the Acuity Brands Technology Services business. Tell us the nature of this business and disclose your revenue recognition policy for these services. In addition, tell us how you determined that this business did not represent a segment that is required to be reported under SFAS 131.

Signatures, page 88

3. Please tell us which officer signed your Form 10-K in the capacity of your controller or principal accounting officer. In future filings, please indicate which officer signs the Form 10-K in the capacity of controller or principal accounting officer. Refer to General Instruction D to Form 10-K.

Definitive Proxy Statement Incorporated by Reference Into Part III

Certain Relationships and Related Party Transactions, page 9

4. In future filings, please disclose whether your policies and procedures for the review, approval, or ratification of related party transactions are in writing and, if not, how they are evidenced. Refer to Regulation S-K Item 404(b).

Compensation Discussion and Analysis, page 18

Long-Term Incentives, page 26

5. You disclose on page 27 that the Compensation Committee determines the combination of restricted stock and stock options into which the final dollar-denominated long-term incentive awards are converted. Discuss how and why the Compensation Committee decided upon the type and amount of equity to award to each named executive officer under the long-term incentive plan.

Employment Contracts, page 38

6. We are unable to locate your employment agreements with Mr. Black, Mr. Hartman, and Mr. Quick in the exhibit index to your Form 10-K. Please explain to us why you have not filed these agreements. Refer to Regulation S-K Item 601(b)(10)(iii).

Potential Payments upon Termination, page 39

7. In future filings, please consolidate your quantitative disclosure regarding potential payments upon termination or change in control so that it is clear what benefits will be realized upon the occurrence of a particular event regardless of which contract is implicated. For example, we note that both the severance and change in control agreements pay benefits in the event of a qualifying termination following a change in control. Additionally, we note that your change in control agreements provide for both single-trigger (i.e. a change in control) benefits and double-trigger (i.e. a change in control followed by a qualifying termination) benefits. Your quantitative disclosure regarding benefits should clarify the distinction between these benefits.

Form 10-Q for Fiscal Quarter Ended November 30, 2008

Note 3. Goodwill and Intangible Assets, page 6

8. We note that goodwill accounted for 25% of total assets as of November 30, 2008. We also note that, due to the negative impact of the current economic environment, revenues declined in the first quarter of fiscal 2009 and that you used cash for operating activities during this period as compared to cash generated by operating activities in the previous fiscal year. In addition, you state that you expect sales to decline during 2009. We note that you performed your annual goodwill impairment test in the fourth quarter of fiscal 2008 and concluded that goodwill was not impaired. Tell us whether you performed a subsequent interim impairment test. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

    In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

    • Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of the end of the period by reporting unit.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

     1) the discount rates for each reporting unit and how those discount rates were determined,

     2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

     3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

     (1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

     (2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please provide us with the above information and expand your disclosures, in future filings.

9. We also note that you performed your annual impairment test of indefinite-lived intangibles in the fourth quarter of fiscal 2008 and concluded that trade names were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

   Similar to the disclosures discussed above regarding goodwill, we believe you should provide the following information:

   - Provide a more detailed description of the steps you perform to review your trade names for recoverability.

   - Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, since you use the relief from royalty method, you should disclose at a minimum:

        1) the royalty rate and discount rates for each unit of accounting and how those rates were determined,

        2) how future net sales were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

        3) your consideration of any market risk premiums.

   - Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

   - Further, disclose any changes to your units of accounting and the reasons for such changes.

- Provide a table showing:

  (1) the carrying value and the fair value of each unit of accounting. Alternatively, if you do not disclose the fair value of each unit of accounting, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

  (2) using hypothetical percentage reductions in fair value, disclose the impairment amount that would have occurred had the hypothetical reductions in fair value existed at the time of your impairment testing.

- In addition, if the fair value of any of your units of accounting does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

Please provide us with the above information and expand your disclosures, in future filings.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director